UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-10166

REPORT FOR PERIOD

October 1, 2004 to December 31, 2004

PURSUANT TO RULE 24

In the matter of

AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), on behalf of itself and certain of its direct and indirect subsidiaries pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP in File 70-10166 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated July 1, 2004 in that file. The order directs that the applicants file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur. This authority replaces and supersedes authority granted in File Numbers 70-10021 and 70-10088.

This Certificate of Notification reports transactions for the quarter ended December 31, 2004.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27872
FILE NO. 70-10166
FOR THE QUARTER ENDED DECEMBER 31, 2004

Contents

Item	Description

1	The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.
2	Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.
3
The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

4	The amount and terms of any pollution control refinancing issued pursuant to this order.
5	If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.
6
The amount and terms of any short-term debt issued by AEP, AEP Utilities, AEP Utility Money Pool Financing Subsidiary or AEP Nonutility Money Pool Financing Subsidiary or any of the Public Utility Subsidiaries during the quarter.

7	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.
8	Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.
9	The name, parent company and the amount invested in any financing entity during the quarter.
10	A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.
11
With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

12
Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

13	A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.
14	The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.
15
If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a descipition of any financing transactions conducted during the reporting period that were used to fund such VIEs.

16	If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.
17
Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that engaged in jurisdictional financing transactions during the quarter.

18
A retained earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter.

19
Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application will be filed or incorporated by reference as exhibits to the next certificate filed under rule.

20	Signature page.

Item 1

The sales of any Common Stock by AEP and the purchase price per share of stock issued and sold pursuant to the authority.

None

Item 2

Amount and terms of any Long-term Debt, Preferred Stock, Preferred Securities, equity-linked securities directly or indirectly issued by AEP.

None

Item 3

The amount and terms of any Long-term Debt issued by Kingsport Power Company, Southwestern Electric Power Company, AEP Texas Central Company, AEP Texas North Company or Wheeling Power Company issued pursuant to this authority.

Company	Type of Security Sold	Terms of Security	Total Proceeds
Kingsport Power Company
Borrowing Limit - $50 million	None		$-

AEP Texas Central Company
Borrowing Limit - $600 million	None

AEP Texas North Company
Borrowing Limit - $250 million	None

Southwestern Electric Power Company
Borrowing Limit - $600 million	None

Wheeling Power Company
Borrowing Limit - $50 million	None

Item 4

The amount and terms of any pollution control refinancing issued pursuant to this order.

None

Item 5

If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee.

Guarantor	Subsidiary	Amount of Guarantee (in thousands)
AEP	AEP Energy Services, Inc.	$22,448
AEP	Houston Pipeline Company LP	12,844
AEP	AEP Gas Marketing LP	300

Item 6

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc., AEP Utility Money Pool Financing Subsidiary or AEP Nonutility Money Pool Financing Subsidiary or any of the public utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended December 31, 2004
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$25,000	$205,000	$-	2.33%
Bank Credit Facility	-	-	-	-%

Total External Short-term Borrowings	$25,000	$205,000	$-	2.33%

Item 7

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties thereto.

AEP Legal Entity	Date Entered	Date Settled	Maturity Date	Counter Party	Debt Amount (in millions)	Rate Given to Couterparty	Rate Received by AEP

None

Item 8

Identification of any investments in any new Electric Wholesale Generating Companies (EWGs) or Foreign Utility Companies (FUCOs) counting against the $150 million limit for such investments.

None

Item 9

The name, parent company and the amount invested in any financing entity during the quarter.

AEP Utility Funding LLC and AEP Nonutility Funding LLC received capital contributions in the amount of $250,000 each from their parent (AEP) on December 30, 2004.

Item 10

A table showing at the end of each quarter a capitalization chart for AEP and each of the public utility subsidiaries.

CAPITALIZATION STRUCTURE
(as of December 31, 2004)
($s in thousands)

	Common Equity		Preferred Stock (a)		Long-term Debt		Short-term Debt (b)		Total Capitalization
Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American Electric Pwer Company, Inc.	$8,515,000	40.8%	$61,000	0.3%	$12,287,000	58.8%	$23,000	0.1%	$20,886,000	100.0%
AEP Generating Company	48,671	40.4%	-	0.0%	44,820	37.2%	26,915	22.4%	120,406	100.0%
AEP Texas Central Company	1,268,643	39.9%	5,940	0.2%	1,907,294	59.9%	207	0.0%	3,182,084	100.0%
AEP Texas North Company	310,421	49.5%	2,357	0.4%	314,357	50.1%	-	0.0%	627,135	100.0%
Appalachian Power Company	1,409,718	41.2%	17,784	0.5%	1,784,598	52.1%	211,060	6.2%	3,423,160	100.0%
Columbus Southern Power Company	898,650	47.6%	-	0.0%	987,626	52.4%	-	0.0%	1,886,276	100.0%
Indiana Michigan Power Company	1,091,498	44.1%	69,529	2.8%	1,312,843	53.1%	-	0.0%	2,473,870	100.0%
Kentucky Power Company	320,980	38.7%	-	0.0%	508,310	61.3%	-	0.0%	829,290	100.0%
Kingsport Power Company	25,358	53.3%	-	0.0%	20,000	42.0%	2,230	4.7%	47,588	100.0%
Ohio Power Company	1,473,838	41.7%	21,641	0.6%	2,011,060	57.0%	23,498	0.7%	3,530,037	100.0%
Public Service Company of Oklahoma	529,256	46.6%	5,262	0.5%	546,092	48.1%	55,002	4.8%	1,135,612	100.0%
Southwestern Electric Power Company	768,618	48.7%	4,700	0.3%	805,369	51.0%	-	0.0%	1,578,687	100.0%
Wheeling Power Company	36,143	59.1%	-	0.0%	25,000	40.9%	-	0.0%	61,143	100.0%

(a)	Preferred stock includes Cumulative Preferred Stock Subject to Mandatory Redemption and Cumulative Preferred Stock not Subject to Mandatory Redemption.

(b)	Short-term Debt includes both Short-term Debt and Advances from Affiliates.

Item 11

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended December 31, 2004
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition LLC	$850	$-
AEP C&I Company LLC	7,048	-
AEP Coal, Inc.	76,654	-
AEP Coal Marketing, LLC	3,380	32,425
AEP Communications, Inc.	-	1,415
AEP Communications LLC	64,109	2,737
AEP Delaware Investment Company	-	-
AEP Delaware Investment Company II	-	-
AEP Desert Sky GP, LLC	-	-
AEP Desert Sky LP, LLC	20,043	-
AEP Elmwood LLC	-	3,893
AEP EmTech LLC	13,102	-
AEP Energy Services, Inc.	338,304	-
AEP Energy Services Ltd.	24,072	-
AEP Energy Services Investments, Inc.	-	-
AEP Energy Services Gas Holding Company	354,225	-
AEP Energy Services UK Generation Ltd.	-	-
AEP Fiber Venture LLC	23,787	1
AEP Gas Marketing LP	-	54,349
AEP Gas Power GP, LLC	16,640	163
AEP Holdings I CV	-	-
AEP Holdings II CV	-	-
AEP Investments, Inc.	59,315	-
AEP MEMCo LLC	22,161	-
AEP Ohio Retail Energy LLC	-	-
AEP Power Marketing, Inc.	-	-
AEP ProServ, Inc.	-	20,661
AEP Resources, Inc.	175,103	-
AEP T&D Services LLC	-	326
AEP Texas C&I Retail GP, LLC	210	-
AEP Texas C&I Retail LP	-	15,345
AEP Texas POLR LLC	1,181	-
C3 Communications, Inc.	46,682	24
C3 Networks GP, LLC	-	-
C3 Networks LP	-	-
C3 Networks & Communications LP	-	-
CSW Development I, Inc.	-	-
CSW Energy, Inc.	-	44,915
CSW Energy Services, Inc.	30,357	-
CSW International, Inc.	-	72,950
CSW Power Marketing, Inc.	-	-
CSWE/Fort Lupton, Inc.	-	-
Dolet Hills Lignite Company LLC (a)	2,496	2,453
Houston Pipeline Company LP	264,341	157,762
HPL Holdings, Inc.	-	-
Jefferson Island Storage & Hub LLC	1,333	2
LIG Pipeline Company	-	-
Mutual Energy SWEPCo LP	4,292	-
Mutual Energy LLC	-	6,780
Newgulf Power Venture, Inc.	10	-
NGLE Pushan Power LDC	-	-
NGLE International Ltd.	-	-
NGLE Project Management Company Ltd.	-	-
POLR Power LP	10,176	-
REP General Partner LLC	-	1,292
REP Holdco, Inc.	-	34,732
United Sciences Testing, Inc.	544	958
Ventures Leasing Company LLC	-	10,049

(a) Dolet Hills Lignite Company LLC was a participant of the Nonutility Money Pool until November 12, 2004.  On November 12, 2004, Dolet Hills Lignite Company LLC became a member of the Utility Money Pool.

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Nonutility Pool
for the Quarter Ended December 31, 2004

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	2.35%	92
Weighted average interest rate for invested funds	0.00%	-

Item 11 (CONTINUED)

With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans.

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended December 31, 2004
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$47,494	$932
AEP Service Corporation	55,146	105,923
AEP Texas Central Company	207	232,758
AEP Texas North Company	-	110,430
Appalachian Power Company	234,469	-
Blackhawk Coal Company	-	19,023
Cedar Coal Company	-	12,804
Central Appalachian Coal Company	-	1,745
Central Coal Company	-	415
Colomet Inc.	-	2,963
Columbus Southern Power Company	-	175,031
Conesville Coal Prep Company	-	3,177
Dolet Hills Lignite Company LLC (a)	2,767	968
Franklin Real Estate Company	359	1,303
Indiana Franklin Realty	44	19
Indiana Michigan Power Company	138,395	52,376
Kentucky Power Company	-	41,501
Kingsport Power Company	4,972	1,022
Ohio Power Company	-	230,039
Public Service Company of Oklahoma	66,145	35,158
Simco Inc.	-	476
Southern Appalachian Coal Company	-	9,847
Southwestern Electric Power Company	-	107,966
Wheeling Power Company	-	11,332

(a) Dolet Hills Lignite Company LLC was a participant of the Nonutility Money Pool until November 12, 2004.  On November 12, 2004, Dolet Hills Lignite Company LLC became a member of the Utility Money Pool.

Weighted Average Interest Rate for Amounts Borrowed and/or Invested by the Utility Money Pool
for the Quarter Ended December 31, 2004

	Interest Rate	Days Borrowed/ Invested
Weighted average interest rate for borrowed funds	0.00%	0
Weighted average interest rate for invested funds	1.83%	92

Item 12

Upon the formation of any financing subsidiary to fund any Money Pool, a statement showing the name and date of formation of the financing subsidiary, to be supplied in the next report, as well as the date of implementation or discontinuance of any of the Money Pool funding programs.

None

Item 13

A list of Form U-6B-2 statements filed with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	October 8, 2004

U-6B-2	American Electric Power Company, Inc.	October 19, 2004

U-6B-2	Indiana Michigan Power Company	November 19, 2004

Item 14

The date, amount and payee of dividends out of capital or unearned surplus paid by any nonutility subsidiary during the quarter.

Dividend Paid by	Date Paid	Amount	Dividends Paid to
AEP Energy Services Gas Holding Company II, LLC	November 4, 2004	$115,000,000	AEP Energy Services Gas Holding Company
AEP Energy Services Gas Holding Company II, LLC	December 15, 2004	4,921,031	AEP Energy Services Gas Holding Company
HPL Holdings, Inc.	December 15, 2004	20,000,000	AEP Energy Services Gas Holding Company II, LLC
AEP MEMCo LLC	December 15, 2004	4,500,000	AEP Resources, Inc.

Item 15

If any subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

AEP Utility Funding LLC and AEP Nonutility Funding LLC are VIEs.  They are both financial conduits formed to fund the AEP Utility Money Pool and the AEP Nonutility Money Pool.  They each received capital contributions from their parent during the fourth quarter of 2004 (see Item 9 above).  Additional funds required to fund both money pools are currently provided by AEP.

Item 16

If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.

Contributions were accounted for as an increase in cash and an increase in common equity-paid-in capital on the ledgers of AEP Utility Funding LLC and AEP Nonutility Funding LLC.

Item 17

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

See the following Balance Sheets previously filed with the SEC as part of AEP's Combined Form 10K for the year ended December 31, 2004:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

Shown below are the Balance Sheets for Kingsport Power Company and Wheeling Power Company which do not file Form 10K with the SEC:

KINGSPORT POWER COMPANY
BALANCE SHEET
ASSETS
AS OF DECEMBER 31, 2004
(in thousands)
(Unaudited)

2004
ELECTRIC UTILITY PLANT
Transmission	$16,446
Distribution	83,189
General	5,617
Construction Work in Progress	1,166
TOTAL	106,418
Accumulated Depreciation	42,224
TOTAL - NET	64,194

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	109
Other	62
TOTAL	171

CURRENT ASSETS

Cash and Cash Equivalents	31
Accounts Receivable:
Customers	1,933
Affiliated Companies	1,623
Accrued Unbilled Revenues	1,723
Miscellaneous	8
Allowance for Uncollectible Accounts	(15)
Materials and Supplies	180
Prepayments	1,090
Other	144
TOTAL	6,717

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	5,325
Other	180
Deferred Charges	230
TOTAL	5,735
TOTAL ASSETS	$76,817

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

KINGSPORT POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF DECEMBER 31, 2004
(in thousands)
(Unaudited)

2004
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized - 500,000 Shares
Outstanding - 410,000 Shares	$4,100
Paid-in Capital	13,800
Accumulated Other Comprehensive Income (Loss)	(2,204)
Retained Earnings	9,662
Total Common Shareholder's Equity	25,358
Long-term Debt Affiliated	20,000
TOTAL	45,358

CURRENT LIABILITIES
Advances from Affiliates	2,230
Accounts Payable:
General	393
Affiliated Companies	7,726
Customer Deposits	1,937
Taxes Accrued	2,311
Interest Accrued	490
Obligations Under Capital Leases	176
Other	980
TOTAL	16,243

DEFERRED CREDITS AND OTHER LIABILITIES
Deferred Income Taxes	11,735
Regulatory Liabilities:
Deferred Investment Tax Credits	516
Asset Removal Costs	34
Deferred Credits	348
Obligations Under Capital Leases	279
Other	2,304
TOTAL	15,216
TOTAL CAPITALIZATION AND LIABILITIES	$76,817

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
ASSETS
AS OF DECEMBER 31, 2004
(in thousands)
(Unaudited)

2004
ELECTRIC UTILITY PLANT
Transmission	$23,974
Distribution	82,178
General	7,176
Construction Work in Progress	3,239
TOTAL	116,567
Accumulated Depreciation	50,510
TOTAL - NET	66,057

OTHER PROPERTY AND INVESTMENTS

Non-Utility Property, Net	17
Other	28
TOTAL	45

CURRENT ASSETS

Cash and Cash Equivalents	42
Other Cash Deposits	6
Advances to Affiliates	9,348
Accounts Receivable:
Customers	6,527
Affiliated Companies	1,132
Accrued Unbilled Revenues	4,339
Miscellaneous	6
Allowance for Uncollectible Accounts	(103)
Materials and Supplies	106
Prepayments and Other	416
TOTAL	21,819

DEFERRED DEBITS AND OTHER ASSETS

Regulatory Assets:
SFAS 109 Regulatory Asset, Net	9,999
Other	442
Deferred Property Taxes	1,523
Deferred Charges	813
TOTAL	12,777

TOTAL ASSETS	$100,698

Item 17 (CONTINUED)

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including AEP, that has engaged in jurisdictional financing transactions during the quarter.

WHEELING POWER COMPANY
BALANCE SHEET
CAPITALIZATION AND LIABILITIES
AS OF DECEMBER 31, 2004
(in thousands)
(Unaudited)

2004
CAPITALIZATION
Common Shareholder's Equity:
Common Stock - No Par Value:
Authorized and Outstanding - 150,000 Shares	$2,428
Paid-in Capital	15,596
Accumulated Other Comprehensive Income (Loss)	(3,156)
Retained Earnings	21,275
Total Common Shareholder's Equity	36,143
Long-term Debt Affiliated	25,000
TOTAL	61,143

CURRENT LIABILITIES

Accounts Payable:
General	820
Affiliated Companies	7,886
Customer Deposits	947
Taxes Accrued	6,725
Interest Accrued	70
Obligations Under Capital Leases	171
Other	1,162
TOTAL	17,781

DEFERRED CREDITS AND OTHER LIABILITIES

Deferred Income Taxes	15,335
Regulatory Liabilities:
Asset Removal Costs	303
Deferred Credits	77
Obligations Under Capital Leases	353
Other	5,706
TOTAL	21,774
TOTAL CAPITALIZATION AND LIABILITIES	$100,698

Item 18

A Retained Earnings analysis of AEP on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances as of the end of the quarter.

See the following Statements of Changes in Common Shareholder's Equity and Comprehensive Income previously filed as part of AEP's Combined Form 10K for the year ended December 31, 2004:

American Electric Power Company, Inc.
AEP Generating Company
AEP Texas Central Company
AEP Texas North Company
Appalachian Power Company
Columbus Southern Power Company
Indiana Michigan Power Company
Kentucky Power Company
Ohio Power Company
Public Service Company of Oklahoma
Southwestern Electric Power Company

Shown below are the Statements of Retained Earnings for Kingsport Power Company and Wheeling Power Company which do not file Form 10K with the SEC:

KINGSPORT POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF DECEMBER 31, 2004
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2003	$9,108
Net Income	3,345
Goodwill Amortization	-
Common Stock Dividends	(2,791)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - December 31, 2004	$9,662

WHEELING POWER COMPANY
STATEMENT OF RETAINED EARNINGS
AS OF DECEMBER 31, 2004
(in thousands)
(Unaudited)

Retained Earnings - December 31, 2003	$18,178
Net Income	6,810
Goodwill Amortization	-
Common Stock Dividends	(3,713)
Preferred Stock Dividends	-
Capital Stock Expense	-
Retained Earnings - December 31, 2004	$21,275

Item 19

Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application will be filed or incorporated by reference as exhibits to the next certificate filed under the rule.

None

Item 20

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10166 and in accordance with the terms and conditions of the Commission’s order dated July 1, 2004, permitting said Application-Declaration to become effective.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, American Electric Power Company, Inc. for itself and its subsidiaries have duly caused this report to be signed on its behalf on this 2nd day of March, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation